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                             June 9, 2021

       Julio A. Torres
       Chief Executive Officer
       Andina Acquisition Corp. III
       Calle 113 #7-45 Torre B
       Oficina 1012
       Bogota, Colombia

                                                        Re: Andina Acquisition
Corp. III
                                                            Registration
Statement on Form S-1
                                                            Filed May 25, 2021
                                                            File No. 333-256487

       Dear Mr. Torres:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed May 26, 2021

       General

   1. We note that the PIPE Shares to be registered will be issued in a private placement that will be consummated
simultaneously with the closing of the business combination with
                                                        Stryve Foods, LLC.
Generally, privately-placed securities may not be registered for resale before they are
outstanding. Please refer to Securities Act Sections Compliance and
                                                        Disclosure
Interpretation Question 139.11. As such, please provide us with a detailed analysis to support the
conclusion that the private placement of all shares covered by this registration statement
was completed at the time of filing.
 Julio A. Torres
FirstName   LastNameJulio A. Torres
Andina Acquisition  Corp. III
Comapany
June  9, 2021NameAndina Acquisition Corp. III
June 9,
Page  2 2021 Page 2
FirstName LastName
2. Please revise your registration statement to incorporate all material changes made to your registration statement on Form S-4 initially filed on March 31, 2021. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce,
Special Counsel, at (202) 551-3754 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Wei Wang